Avatar Ventures Corp.

Postal Code 130021, Box 2225

Ming De Road Post Office

Chao Yang District, Chang Chun, Ji Lin, China

May 7, 2008

Securities and Exchange Commission

100 F. Street North East

Washington, DC

USA 20549

Re: Avatar Ventures Corp.

Registration Statement on Form S-1 Amendment No. 3

Filed April 7, 2008

File No. 333-147031

To whom it may concern:

We have reviewed your comment letter and have taken every effort to respond accurately and fully to meet your satisfaction. Provided below is our point by point response to your comments. If you should have any further questions, please feel free to contact Avatar Ventures Corp. via facsimile at 011-86-20 8333 2588.

General

1. Please find the a revised legal opinion attached to the filing.

Sincerely,

Zhen Chen

President